

July 10, 2015

Via E-mail
Lynn Jurich
Chief Executive Officer
Sunrun Inc.
595 Market Street, 29th Floor
San Francisco, California 94105

    Re: **Sunrun Inc.**
          Registration Statement on Form S-1
          Filed June 25, 2015
          File No. 333-205217

Dear Ms. Jurich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your preliminary prospectus must include a bona fide price range. In general, we believe that a bona fide price range means a range of no more than 20% for offerings of greater than $10 per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

2. Please provide a discussion of your preliminary results for the second quarter of fiscal year 2015, including any material transactions that occurred during this period that materially impacted your consolidated financial statements and/or are expected to material impact your financial statements going forward.

Estimated Retained Value, page 59

3. Please expand your disclosure to include the aggregate nameplate capacity of solar energy systems under customer agreements for each period presented.

4. It remains unclear why management is presenting a measure that includes an assumption that is contrary to its stated accounting policy for estimating the useful life of the solar energy systems. Please revise your presentation of estimated retained value to calculate the measure using the assumption that the leasee will opt to purchase the solar energy system at the end of the initial lease term, which is consistent with the assumption management has made for purposes of estimating the solar energy system's useful life.

5. We note the expanded disclosure you provided in response to comment 5 in our letter dated June 18, 2015. To help us better understand the relationship between estimated retained value and project value and the purpose of project value:
   - Provide us with a reconciliation of project value from estimated retained value.
   - Tell us if your customers are assigning the utility and/or state incentives to you. If not, please tell us why it is appropriate to include these cash flows in a measure related to your operations.
   - Tell us more about what the deposits/partial payments represent and why it is appropriate to include these payments in this measure. Tell us why these payments are not already considered in estimated retained value.
   - Confirm to us that the cost of the solar energy systems is deducted from this measure.

Results of Operations, page 69

6. We note the expanded analysis you provided for cost of operating leases and incentives as a percentage of the corresponding revenues in response to comment 7 in our letter dated June 18, 2015. This analysis would result in an adjusted margin of 90.7% for the 2015 period as compared to 80.8% for the 2014 period. Please provide an expanded analysis to explain the factors contributing to the remaining 1,000 basis points difference.

7. We note the expanded disclosure you provided in response to comment 9 in our letter dated June 18, 2015. Please revise your disclosure to quantify the two factors disclosed as resulting in the recognition of no tax expense or benefit for the first quarter of fiscal year 2015. Please tell us how the allocation of net loss to noncontrolling interest and redeemable noncontrolling interest impacted the recognition of a tax benefit for the pre-tax loss, including the specific reference to the accounting literature that supports your accounting. Please provide us with an understanding of the intercompany transaction and how these transactions resulted in no tax benefit for the pre-tax loss to be recognized, including the specific reference to the accounting literature that supports your accounting.

Critical Accounting Policies and Estimates, page 81
Common Stock Valuation, page 84

8. Please update your table on page 86 to include the information for the stock option grants
    made subsequent to March 31, 2015.

Government Regulation and Incentives, page 104

Government Incentives, page 104

9. We note your disclosure on page 105 that the Arizona Department of Revenue has
    determined that a personal property tax exemption on solar panels does not apply to solar
    panels that are leased (as opposed to owned), such that leased panels in Arizona may
    ultimately subject the homeowner to an increase in personal property taxes. Please revise
    your disclosures to clarify whether the property taxes are assed to you or directly to the
    homeowner.

Principal and Selling Stockholders, page 129

10. We note your response to comment one of our letter dated June 18, 2015. In your next
    amendment, please include disclosures as to how the CEE shareholders acquired the
    securities they may offer and sell pursuant to the registration statement.

2. Summary of Significant Accounting Policies, page F-10
Solar Energy Systems, net, page F-13

11. Please expand your disclosure to clarify that management is assuming for purposes of
    estimating the useful life that the solar energy system will be sold at the end of the initial 20-
    year lease term. Please also disclose why management believes it is more likely that the
    lease will opt to purchase the solar energy system at the end of the initial lease term rather
    than select the 10-year lease term extension either here or within MD&A's Critical
    Accounting Policies and Estimates section.

Revenue Recognition, page F-17
Operating leases and incentives, page F-17

12. Please expand your disclosure to clarify that management has estimated the economic life of
    the solar energy systems to be 30 years to bridge the gap between your conclusion that the
    Customer Agreements are operating leases and the estimated useful life of 20 years.

Solar energy systems and product sales, page F-17

13. We note your analysis on page 71 that the cost of solar energy systems and product sales as a
    percentage of associated revenues in the interim period increased due to volume discounts.

Please include your accounting policy for the classification of volume discounts in your consolidated statements of operations. Based on the disclosure, it appears that you are including the volume discount as a cost rather than as a reduction of revenue. Please tell us your consideration of the guidance in ASC 605-50-45-1 through 45-2.

17. Stock-Based Compensation, page F-38

14. Please expand your disclosures to clarify whether the compensation expense related to the sale of shares of common stock by current and former employees is included in the table of stock-based compensation expense recognized on page F-42.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Robert G. O'Connor
    Wilson Sonsini Goodrich & Rosati